Mail Stop 6010

March 28, 2006

Mr. Simon Biddiscombe
Senior Vice President, Chief Financial Officer and Secretary and
Treasurer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095

RE: Mindspeed Technologies, Inc.
  Form 10-K for the fiscal year ended September 30, 2005
  Filed November 22, 2005
  File No. 0-50499
  Form 8-K filed 1/23/06

Dear Mr. Biddiscombe:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant